FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 21, 2006

Magyar Telekom Plc.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
investor.relations@telekom.hu

Magyar Telekom announces further updates on the investigation

Budapest — December 21, 2006 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces further updates on the investigation.

On February 13, 2006, the Company announced that it was initiating an investigation into certain contracts to determine whether they were entered into in violation of Company policy or applicable law or regulation. This investigation has been carried out under the supervision of the Company’s Audit Committee by a prominent international law firm, with the assistance of a financial advisory firm and a digital forensics firm. The investigators have delivered an Initial Report of Investigation. The Company cannot predict when the investigation will be concluded or what the final findings will be.

Concerns regarding two consultancy contracts entered into in 2005 by the Company’s Montenegrin subsidiaries Telekom Crne Gore A.D. (“TCG”) and Monet d.o.o. (“Monet”) were initially raised by the Company’s auditors. The initial scope of the investigation was a complete review of these two contracts, including a review of all related documents and interviews with Company, TCG and Monet employees and third parties with knowledge of the contracts. The financial advisory firm also reviewed a sampling of account and transactional data at the Company and its Montenegrin subsidiaries, equaling 72% of the value of all transactions and 90% of the value of all contracts with third party vendors. For each of these test items, all available supporting documentation was reviewed. Early in the investigation, two additional consultancy contracts, which were entered into in 2005 by the Company, were also called into question by the investigators, and the Audit Committee expanded the scope of the investigation to cover these contracts. The total value of the four contracts under investigation is approximately HUF 2 billion.

During the course of the investigation, it became evident that certain employees at the Company, TCG and Monet had impeded the investigation by destroying or tampering with electronic documents. Specifically, the digital forensics firm assisting the investigation found that ten computers assigned to seven employees showed evidence that documents had been deleted from the hard drives and “wiping” software used to make those documents permanently unrecoverable. Investigators have determined that the deleted electronic documents included a number of documents related to the contracts under investigation. This deletion and wiping activity took place after the Company had issued document retention memos requiring that all documents related to these contracts be retained. As a result of this deliberate destruction of documents, the investigators have been unable to review documents that would have been relevant to the investigation.

To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to the Company or its subsidiaries of a value commensurate with the payments made under those contracts.  It is unclear who the true counterparties are to the contracts, and certain of the contracts are vague as to the actual services that are to be provided to the Company.  The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. On the basis of the findings to date, the concerns of the Company auditors were well founded.

In its 2005 preliminary results announcement, the Company had capitalized the HUF 1.12 billion payment related to two of these contracts. As a result of the interim findings of the investigation, the Company has now expensed the total amount of the HUF 2 billion paid under these four contracts and disclosed these expenses under the caption “Other operating expenses — net.” This has resulted in a commensurate effect on, among other items, taxes, minority interest and net income when compared to the corresponding items reported in the Company’s 2005 preliminary results announcement.

As a consequence of the investigation, the Company has suspended a number of employees who have since resigned. The suspended employees included members of the Company’s Strategy Group and an executive of TCG. As has been announced previously, the TCG Board of Directors has also been replaced.

In the course of their investigation, the investigators also identified several contracts at another subsidiary that might warrant further review.

The investigation has revealed certain weaknesses in the design and operation of the Company’s internal controls and procedures. Accordingly, The Company has approved and is currently implementing certain remedial measures designed to enhance its internal controls and compliance and governance regime, including the following: First, the position of Magyar Telekom Group Compliance Director has been created, reporting directly to the Company Chief Financial Officer, the Supervisory Board and the Audit Committee. In conjunction with this new position, the Company is reviewing its policies and establishing a comprehensive compliance-training program, with a focus on the Company Code of Ethics, insider trading policy, document retention policy, regulatory matters, and compliance with the U.S. Foreign Corrupt Practices Act. Second, the Company is revising its internal controls relating to procurement, including access to all SAP systems of subsidiaries and a requirement that all contract approvals pass through uniform rules and procedures. Third, the Company has revised its mergers and acquisitions process, including dividing accountability for M&A between the Strategy Group, which will remain responsible for business development, and the area of the Chief Financial Officer, which will be responsible for execution of M&A transactions. All M&A activity will require Board approval and will be reported to the Audit Committee on a semi-annual basis. Finally, the Company Board may make further decisions or recommendations in connection with the involvement of any senior management in the four contracts under investigation.

As previously reported, the investigation has delayed the finalization of the Company’s 2005 financial statements, and as a result the Company and some of its subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. The Company has to date been fined HUF 12 million as a consequence of these delays. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice about the investigation, is in contact with these authorities regarding the investigation and is responding to inquiries raised by these authorities.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: December 21, 2006